UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________________ to ________________.
Commission file number : 001-12991
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
BancorpSouth, Inc. 401(k) Profit-Sharing Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
BancorpSouth, Inc.
One Mississippi Plaza
201 South Spring Street
Tupelo, Mississippi 38804

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN
Financial Statements and Supplemental Schedules
December 31, 2010 and 2009
(With Report of Independent Registered Public Accounting Firm)

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN

Report of Independent Registered Public Accounting Firm
The Retirement Committee of the Board of Directors
BancorpSouth, Inc.:
We have audited the accompanying statements of net assets available for plan benefits of the BancorpSouth, Inc. 401(k) Profit-Sharing Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Memphis, Tennessee
June 27, 2011

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2010 and 2009

	2010	2009
Investments, at fair value:
Common stock of BancorpSouth, Inc.	$106,414,910	$140,607,038
Mutual funds	98,394,728	79,076,661
Common/collective trust fund	44,318,159	43,235,625

	249,127,797	262,919,324

Contributions receivable:
Employer — salary deferral match	301,967	305,709
Employer — profit-sharing	1,342,647	1,209,289

Notes receivable from participants	516,000	472,257
Accrued interest and dividends receivable	1,668,152	1,506,215
Cash	112,083	6,451

Net assets reflecting all investments at fair value	253,068,646	266,419,245
Adjustment from fair value to contract value for interest in common/collective trust fund relating to fully benefit-responsive investment contracts	(1,466,814)	(1,147,154)

Net assets available for plan benefits	$251,601,832	$265,272,091

See accompanying notes to financial statements.

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2010 and 2009

	2010	2009
Investment income (loss):
Net appreciation (depreciation) in investments	$(35,927,272)	$15,048,130
Interest and dividends	8,800,740	8,134,838

Total investment income	(27,126,532)	23,182,968

Interest income from notes receivable from participants	25,536	30,304

Net investment and interest income	(27,100,996)	23,213,272

Contributions:
Employer — salary deferral match	8,624,430	8,393,938
Employer — profit-sharing	1,342,647	1,209,289
Employee — salary deferral	13,393,924	13,231,001

Total contributions	23,361,001	22,834,228

Benefits paid to participants	(9,930,264)	(8,938,867)

Net increase (decrease)	(13,670,259)	37,108,632
Net assets available for plan benefits:
Beginning of year	265,272,091	228,163,458

End of year	$251,601,832	$265,272,091

See accompanying notes to financial statements.

BANCORPSOUTH, INC. 401(K) PROFIT-SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009
(1)	Description of Plan

The following description of the BancorpSouth, Inc. 401(k) Profit-Sharing Plan, formerly known as BancorpSouth, Inc. Amended and Restated Salary Deferral — Profit Sharing Employee Stock Ownership Plan (the Plan), provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.
(a)	General

The Plan was adopted by BancorpSouth, Inc. (the “Company”) effective January 1, 1984. It is a defined contribution retirement plan with two components—an employee stock ownership component and a profit sharing component with a 401(k) feature. Employees who have completed one year of service and attained the age of 18 are eligible to participate in the Plan with regards to elective deferrals and employer matching contributions. Employees who completed their first hour of service on or after January 1, 2006 and have attained the age of 21 are eligible to participate in the employer profit-sharing contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

(b)	Contributions

Plan participants contribute to the Plan by electing to defer between 1% and 25% of their pretax annual compensation, in whole percentages, up to the maximum amount allowed by the Internal Revenue Code ($16,500 in 2010 and 2009). The Company matches 100% of amounts contributed by the participants to the Plan up to 5% of their annual compensation. Beginning in 2006, the Company began making a profit-sharing contribution equaling 2% of each eligible employee’s compensation. Only employees who are not eligible to participate in the Company’s defined benefit retirement plan are eligible for this profit-sharing contribution. For all purposes, compensation is all amounts paid to employees for services, but excluding extraordinary items such as moving expenses and bonuses.

Prior to January 1, 2007, the matching Company contribution was invested in common stock of the Company (nonparticipant-directed), while participant and profit-sharing contributions could be invested in common stock of the Company or in any of the other investment options available under the Plan. The Plan provided that after age 55 and ten years of service, a participant could, with some limitations, redirect the nonparticipant-directed investments in Company common stock to any of the other investment options. Effective January 1, 2007, all participants may redirect the investment of funds invested in Company common stock and the prospective matching Company contribution into any of the other investment options.

(c)	Investment Programs

The investment programs of the Plan as of December 31, 2010 were as follows: Federated Capital Preservation Fund; American Funds Europacific Growth Fund R4; American Funds Income Fund of America R4; DWS Dreman Small Cap Value Fund — A; Federated Kaufmann Fund Class A; Federated Total Return Bond Fund IS; Fidelity Advisor Short Fixed Income — A; Mutual Global Discovery Fund A; Nationwide Investor Destination Moderate Conservative A; Neuberger Berman Genesis Fund A; Oppenheimer Global Fund A; Royce Value Plus Service; T. Rowe Price Growth Stock Fund — Adv.; T. Rowe Price Mid-Cap Growth Fund — Adv.; T. Rowe Price Retirement Income Fund — Adv.; T. Rowe Price Retirement 2010 Adv.; T. Rowe Price Retirement 2020 Adv.; T. Rowe Price Retirement 2030 Adv.; T. Rowe Price Retirement 2040 Adv.; T. Rowe Price Retirement 2050
(Continued)

BANCORPSOUTH, INC. 401(K) PROFIT-SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009
Adv.; Vanguard 500 Index Signal; Vanguard Mid Cap Index Fund Signal; Vanguard Selected Value Fund Inv; and Van Kampen Growth & Income Fund A. The investment options also include common stock of the Company.

(d)	Administration

The Plan is administered by a committee appointed by the board of directors of the Company (the “plan administrator”). The plan administrator is responsible for general administration of the Plan and interpretation and execution of the Plan’s provisions. BancorpSouth Bank is the Plan trustee.

(e)	Participants’ Accounts

Separate accounts are maintained for each participant. All amounts contributed by the participant, together with earnings or losses thereon, are maintained in an “employee deferral account.” Matching amounts contributed by the Company are maintained in a separate “employer contribution account,” together with earnings or losses thereon. Profit-sharing contributions contributed by the Company are maintained in a “profit-sharing account” together with earnings or losses thereon.

(f)	Notes Receivable from Participants

Participants may borrow from their employee deferral and employer contribution accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at commercially reasonable rates as determined under the Plan. At December 31, 2010, interest rates on outstanding participant loans ranged from 4.25% to 9.25%.

(g)	Vesting

Both the employee deferral and employer contribution accounts are 100% vested and nonforfeitable at all times. The profit-sharing account is vested after three years of service.

(h)	Payment of Benefits

Upon termination of service, death or permanent disability, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or proportionate monthly installments over a period not to exceed 15 years. For non-spouse beneficiaries, the monthly benefits cannot be paid over a period longer than a participant’s life expectancy or for more than five years following his or her death. For distributions from a participant’s holdings of Company common stock, the participant may elect to receive common stock of the Company or cash equal to the fair value of the common stock that otherwise would have been distributed. In addition, a participant may elect to receive a distribution of cash dividends that are paid on the Company common stock allocated to the participant’s account in the Plan.

(i)	Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
(Continued)

BANCORPSOUTH, INC. 401(K) PROFIT-SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009
(j)	Expenses

Administrative expenses of the Plan are paid directly or reimbursed to the Plan by the Company, which is the Plan sponsor.

(k)	Forfeited Accounts

At December 31, 2010, forfeited non-vested accounts totaled $100,960. These accounts will be used to reduce future employer contributions.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting with the exception of benefit payments, which are recorded when paid.

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946-210, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, requires the Statement of Net Assets Available for Plan Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for any directly-held or indirectly-held fully benefit-responsive investment contracts. The Statements of Changes in Net Assets Available for Plan Benefits are prepared on a contract value basis for the fully benefit-responsive investment contracts.

(b)	Investments

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Quoted market prices are used to value the investments in mutual funds and Company common stock.

The interest in the common/collective trust fund is presented at fair value on the Statements of Net Assets Available for Plan Benefits, which is based upon its reported net asset value. The fair value of the guaranteed investment contracts is determined by discounting the expected cash flows based on current market interest rates of similar instruments with comparable durations. The fair value of the synthetic guaranteed investment contracts is determined by the fair value of the underlying assets. The interest in the common/collective trust fund is also stated at contract value because its underlying investments consist of guaranteed investment contracts that are fully benefit-responsive, which is equal to the value of deposits plus interest accrued at the contract rate, less withdrawals. As provided in relevant accounting pronouncements, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.

(c)	Notes Receivable from Participants

Participant loans are recorded at amortized cost, which is equal to the unpaid principal balance and any accrued interest.
(Continued)

BANCORPSOUTH, INC. 401(K) PROFIT-SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009
(d)	Payment of Benefits

Benefits are recorded when paid.

(e)	Income Taxes

The Plan is exempt from federal income taxes in accordance with the provisions of the Internal Revenue Code of 1986, as amended (“IRC”), pursuant to a favorable determination letter, dated February 20, 2009, from the Internal Revenue Service. The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements. Amounts contributed by the Company are not taxed to the participant until a distribution from the Plan is received.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has confirmed that there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

(f)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the period. Actual results could differ from those estimates.

(g)	Adoption of New Accounting Standard

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06 which amends Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. The Plan prospectively adopted the new guidance in 2010. The adoption in 2010 did not materially affect, and the future adoption is not expected to materially affect, the Plan’s financial statements.

In September 2010, the FASB issued guidance clarifying the classification and measurement of participant loans by defined contribution pension plans. That guidance requires that participant loans be classified as notes receivable from participants and measured at their unpaid principal balance, plus any accrued but unpaid interest. The Plan has adopted this new guidance in its December 31, 2010 financial statements and has reported participant loans of $516,000 and $472,257 as of December 31, 2010 and 2009, respectively, as notes receivable from participants. Net assets of the Plan were not affected by the adoption of this new guidance.
(Continued)

BANCORPSOUTH, INC. 401(K) PROFIT-SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009
(3)	Investments

The following investments represent 5% or more of the Plan’s net assets available for plan benefits:

	December 31
	2010	2009
Common Stock of Bancorp South, Inc.	$106,414,910	$140,607,038
Federated Capital Preservation Fund, at contract value	42,851,345	42,088,471
Federated Total Return Bond Fund IS	19,230,424	17,321,803
The Plan’s investments, including investments bought, sold and held during the year appreciated (depreciated) in value during the years ended December 31, 2010 and 2009, respectively, as follows:

	2010	2009
Net appreciation (depreciation) in investments
Mutual funds	$6,605,185	$13,448,810
Common stock of Bancorp South, Inc.	(42,532,457)	1,599,320

Net appreciation (depreciation) in investments	$(35,927,272)	$15,048,130

Dividend income earned from the investment in Company common stock, a party-in-interest and a related party, was $5,634,917 and $5,344,739 for the years ended December 31, 2010 and 2009, respectively.

As of June 27, 2011 the fair value of the investments held by the Plan as of December 31, 2010 had declined approximately 10% including a 23% decline in the Company’s common stock.

(4)	Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurements (“ASC Topic 820”), establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The following table sets forth by level, within the ASC Topic 820 fair value hierarchy, the Plan’s investments at fair value as of December 31, 2010 and 2009:
(Continued)

BANCORPSOUTH, INC. 401(K) PROFIT-SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009

	Investments at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Asset Allocation	$10,265,926	—	—	$10,265,926
Balanced	7,605,292	—	—	7,605,292
Bond	21,021,172	—	—	21,021,172
International	10,121,314	—	—	10,121,314
Large Cap	24,662,990	—	—	24,662,990
Mid Cap	15,596,246	—	—	15,596,246
Small Cap	9,121,788	—	—	9,121,788

Total Mutual funds	98,394,728	—	—	98,394,728
Common stock of BancorpSouth, Inc.	106,414,910	—	—	106,414,910
Common/collective trust fund	—	$44,318,159	—	44,318,159

Total investments at fair value	$204,809,638	$44,318,159	—	$249,127,797

	Investments at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Asset Allocation	$6,883,452	—	—	$6,883,452
Balanced	6,643,110	—	—	6,643,110
Bond	18,932,882	—	—	18,932,882
International	8,280,317	—	—	8,280,317
Large Cap	20,073,810	—	—	20,073,810
Mid Cap	11,360,385	—	—	11,360,385
Small Cap	6,902,705	—	—	6,902,705

Total Mutual funds	79,076,661	—	—
Common stock of BancorpSouth, Inc.	140,607,038	—	—	140,607,038
Common/collective trust fund	—	$43,235,625	—	43,235,625

Total investments at fair value	$219,683,699	$43,235,625	—	$262,919,324

Fair values are determined based on valuation techniques categorized as follows: Level 1 means the use of quoted prices for identical instruments in active markets; Level 2 means the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; and Level 3 means the use of unobservable inputs.

See Note 2(b), Investments, for information regarding the methods used to determine the fair value of the Plan’s investments. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the plan administrator believes the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
(Continued)

BANCORPSOUTH, INC. 401(K) PROFIT-SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009
(5)	Reconciliation Between Financial Statement Amounts and Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 filed for 2009 and the Form 5500 expected to be filed for 2010:

	December 31,
	2010	2009
Net assets available for plan benefits per the financial statements	$251,601,832	$265,272,091
Amounts allocated to withdrawing participants	(1,432,167)	(56,629)

Net assets available for plan benefits per Form 5500	$250,169,665	$265,215,462

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 filed for 2009 and the Form 5500 expected to be filed for 2010:

	2010	2009
Benefits paid to participants per the financial statements	$9,930,264	$8,938,867
Add amounts allocated to withdrawing participants at end of year	1,432,167	56,629
Less amounts allocated to withdrawing participants at beginning of year	(56,629)	(50,526)

Benefits paid to participants per Form 5500	$11,305,802	$8,944,970

(6)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Because of the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

BANCORPSOUTH, INC. AMENDED AND RESTATED
SALARY DEFERRAL —
PROFIT SHARING EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

		Par/number			Current
Issuer	Description	of shares	Interest rate	Maturity	value
BancorpSouth, Inc.*	Common stock	6,671,781			$106,414,910
Federated Capital Preservation Fund	Common/collective trust — stable value fund	4,285,134			42,851,345
American Funds Europacific Growth Fund R4	Mutual fund	157,018			6,387,510
American Funds Income Fund of America R4	Mutual fund	202,068			3,340,187
DWS Dreman Small Cap Value Fund — A	Mutual fund	90,542			3,335,572
Federated Total Return Bond Fund IS	Mutual fund	1,724,702			19,230,424
Federated Kaufmann Fund Class A	Mutual fund	176,314			967,963
Fidelity Advisor Short Fixed Income — A	Mutual fund	194,647			1,790,749
Mutual Global Discovery Fund A	Mutual fund	99,186			2,895,243
Nationwide Inv Destinations Mod Con A	Mutual fund	427,365			4,265,105
Neuberger Berman Genesis Fund A	Mutual fund	29,236			971,230
Oppenheimer Global Fund A	Mutual fund	13,890			838,560
Royce Value Plus Service	Mutual fund	358,792			4,814,986
T. Rowe Price Growth Stock Fund — Adv	Mutual fund	343,973			10,972,729
T. Rowe Price Mid-Cap Growth Fund — Adv	Mutual fund	197,875			11,371,865
T. Rowe Price Retirement Income Fund	Mutual fund	43,786			574,469
T. Rowe Price Retirement 2010 Adv	Mutual fund	152,395			2,328,603
T. Rowe Price Retirement 2020 Adv	Mutual fund	205,474			3,359,499
T. Rowe Price Retirement 2030 Adv	Mutual fund	120,431			2,069,005
T. Rowe Price Retirement 2040 Adv	Mutual fund	86,311			1,494,051
T. Rowe Price Retirement 2050 Adv	Mutual fund	45,345			440,298
Vanguard 500 Index Signal	Mutual fund	47,974			4,590,147
Vanguard Mid Cap Index Fund Signal	Mutual fund	73,233			2,130,355
Vanguard Selected Value Fund Inv	Mutual fund	60,025			1,126,063
Van Kampen Growth & Income Fund A	Mutual fund	473,471			9,100,114
Participant loans*	Loans to participants	—	4.25 — 9.25%	January 31, 2011 — December 28, 2015	516,000

					$248,176,983

*	BancorpSouth, Inc. and participants in the Plan are parties-in-interest to the Plan.
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BancorpSouth, Inc. 401(k) Profit-Sharing Plan
June 27, 2011	By:	BancorpSouth, Inc.

	By:	/s/ William L. Malone
William L. Malone, First Vice President and Trust Officer

EXHIBIT INDEX
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm